Exhibit 99.1

Vermilion Energy Trust Second Quarter Results for the Three and Six Month Periods Ended June 30, 2009

CALGARY, Alberta--(BUSINESS WIRE)--August 6, 2009--Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX – VET.UN) is pleased to report interim operating and unaudited financial results for the three and six month periods ended June 30, 2009.

Second Quarter Highlights:

  Recorded production of 32,238 boe/d in the second quarter of 2009, slightly lower than the 32,951 boe/d recorded in the first quarter of 2009. Increases in Canada and France were offset by lower volumes in the Netherlands and Australia during the quarter.
  Generated fund flows from operations of $85.5 million ($1.10 per unit) in the second quarter of 2009 as compared to $68.4 million ($0.88 per unit) in the first quarter of 2009. The increase in fund flows from operations reflects improved oil prices, partially offset by further weakness in natural gas prices. As well, financial results also benefitted from prior period adjustments to royalties in Canada and Australia totalling approximately $5.4 million.
  Announced the acquisition of an 18.5% non-operated interest in the Corrib natural gas project in Ireland. Vermilion expects this project will increase overall production and financial results by more than 30% once production commences which is expected to occur between late 2010 and the end of 2011.
  Began preparations to drill three wells in the Netherlands in the second half of 2009.
  Total net debt increased by $4.0 million from March 31, 2009 to $236.7 million at June 30, 2009 which is equal to less than 0.7 times annualized second quarter fund flows from operations. Vermilion expects to be able to finance the recently announced Corrib acquisition using existing credit facilities.
  Verenex continues to seek consent from the Libyan National Oil Corporation (NOC) for the proposed sale of the company to CNPCI. The Chairman of the NOC has stated repeatedly that the NOC intends to exercise a pre-emptive right and purchase Verenex but this proposal remains under review by the General People’s Committee (GPC). Representatives of Verenex are in discussions with the GPC to seek an amicable solution to the current impasse on share sale approvals. Verenex has extended the outside date for the CNPCI offer to August 24, 2009, drafted an arbitration claim as a contingency and suspended drilling in Libya to conserve cash.
  Continued to reward unitholders, generating a positive total return of 10.8% in the second quarter of 2009 and a year to date return of 20.6% to the end of June 2009. Vermilion launched a new, investor-friendly website during the quarter to further improve communication with our stakeholders.
  Continued to pursue a profitability enhancement program, targeting reductions in operating and administrative costs of between $15 million and $20 million in 2009 as compared to initial budget projections. Recent internal estimates suggest that Vermilion is on track to achieve these targeted reductions.

Conference Call and Audio Webcast Details:

Vermilion will discuss these results in a conference call to be held on Thursday, August 6, 2009. The conference call will begin at 9:00 AM MST (11:00 AM EST). To participate, you may call toll free 1.877.407.9205 (North America) or 1.201.689.8054 (International). The conference call will also be available on replay by calling 1.877.660.6853 (North America) or 1.201.612.7415 (International) using account number 286 and conference ID number 327607. The replay will be available until midnight eastern time on August 13, 2009.

You may also listen to the audio webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=147175 or visit Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

HIGHLIGHTS

Three Months Ended			Six Months Ended
	June 30,	June 30,	June 30,	June 30,
Financial ($000’s CDN except unit and per unit amounts)	2009	2008	2009	2008
Petroleum and natural gas revenue	$162,788	$341,405	$309,024	$570,864
Fund flows from operations	85,496	190,347	153,906	309,743
Per unit, basic [1]	1.10	2.50	1.98	4.07
Capital expenditures	28,509	31,180	68,427	68,569
Acquisitions, including acquired working capital deficiency	12,502	900	17,548	45,428
Net debt			236,656	285,034
Reclamation fund contributions and asset retirement costs incurred	1,615	1,142	4,266	2,291
Cash distributions per unit	0.57	0.57	1.14	1.14
Distributions declared	40,516	39,767	80,689	78,842
Less DRIP	-	7,794	-	18,453
Net distributions	40,516	31,973	80,689	60,389
% of fund flows from operations distributed, gross	47%	21%	52%	25%
% of fund flows from operations distributed, net	47%	17%	52%	19%
Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred
	$70,640	$64,295	$153,382	$131,249
% of fund flows from operations	83%	34%	100%	42%
Trust units outstanding [1]
Adjusted basic			78,160,012	76,801,309
Diluted			79,815,172	79,021,095
Weighted average trust units outstanding [1]
Adjusted basic			77,838,163	76,026,235
Diluted			78,541,327	77,750,414
Unit trading
High			$34.00	$45.50
Low			$20.02	$31.00
Close			$29.23	$44.25
Operations
Production
Crude oil (bbls/d)	18,627	18,366	18,817	18,034
Natural gas liquids (bbls/d)	1,530	1,674	1,561	1,603
Natural gas (mcf/d)	72,490	82,218	73,285	82,618
Boe/d (6:1)	32,238	33,743	32,593	33,407
Average reference price
WTI ($US/bbl)	$59.62	$123.98	$51.35	$110.94
Brent ($US/bbl)	58.79	121.38	51.60	109.14
AECO ($CDN/mcf)	3.45	10.21	4.18	9.06
Netherlands reference (Euro/GJ)	5.73	7.13	6.78	6.84
Foreign exchange rate ($US/$CDN)	0.86	0.99	0.83	0.99
Foreign exchange rate (Euro/$CDN)	0.63	0.63	0.62	0.65
Average selling price
Crude oil and natural gas liquids ($CDN/bbl)	70.37	142.97	61.02	118.86
Natural gas ($CDN/mcf)	5.11	10.78	6.33	9.71
Netbacks per boe (6:1)
Operating netback	36.35	78.18	33.02	64.28
Fund flows netback	29.14	61.99	26.08	50.94
Operating costs	$11.70	$10.78	$11.61	$10.93

1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

SECOND QUARTER OUTLOOK

On June 24, 2009, Vermilion announced the acquisition of an 18.5% non-operated interest in the Corrib natural gas project in Ireland, the largest acquisition in Vermilion’s history. Production from Corrib, a natural gas field that lies approximately 83 km offshore the west coast of Ireland, will increase Vermilion’s volumes by approximately 9,000 boe/d once the field reaches peak production. The project, which includes both offshore and onshore pipeline segments and a significant natural gas processing facility, is in the late stages of development and is expected to commence production between late 2010 and the end of 2011.

At the date of the agreement, Vermilion paid the vendor a deposit of US$10 million and when the Corrib acquisition closed on July 30, 2009, Vermilion paid the vendor an additional US$90 million. The Trust will pay an additional US$300 million to US$135 million depending on the timing of first commercial gas production. Vermilion is also assuming its share of capital expenditures to complete the project which from the effective date of January 1, 2009 is expected to be approximately US$300 million net to Vermilion.

The 2009 capital spending program is being increased from $120 million to $235 million to accommodate the Netherlands drilling program, to take advantage of some of the drilling incentives in Alberta and to fund Vermilion’s share of the Corrib project. While the increased capital program is not expected to impact production in the second half of 2009, it should be noted that stronger than expected volumes year to date may result in annual production at the high end of current guidance figures of between 30,000 boe/d and 31,000 boe/d. We continue to expect natural declines to soften production in the second half of 2009.

Vermilion’s Canadian development programs will focus on well workovers and recompletions of multiple-zone, tight gas reservoirs in the Drayton Valley region of Alberta that continue to provide economic returns. In certain situations, Vermilion intends to capitalize on some of Alberta’s drilling incentives. Vermilion’s response to these incentives will be muted due to the relatively short-term nature of these incentive programs and uncertainty with regards to the strength of future natural gas prices. Vermilion continues to generate significant numbers of drilling prospects and resource optimization opportunities to have in place when natural gas markets improve.

In France, Vermilion is targeting workover and recompletion opportunities as well as the advancement of a potential enhanced oil recovery pilot. The current plan is to develop a pilot flood for the Chaunoy Field in the Paris Basin by 2010. Vermilion expects to make a firm decision on the pilot by the end of 2009.

In the Netherlands, Vermilion has opted to go ahead with the drilling of three wells in the second half of 2009. If successful, only one of these wells would be tied in by year-end 2009, while the remaining two will require new pipeline connections and approved production permits. Accordingly production from these two wells, if successful, is not expected until the second half of 2010.

In Australia, planning is ongoing for the next stage of drilling in the Wandoo Field. The two wells completed in December 2008 have recently been producing at a combined, restricted rate of between 1,600 boe/d and 1,800 boe/d. Wandoo production is expected to experience normal declines of between 15% and 20% annually until further drilling proceeds.

Vermilion is reviewing the timing of its conversion from a trust model to a corporate model and the current expectation is that conversion will occur by the end of 2010. Regardless of the timing of the conversion, Vermilion plans to maintain its current business strategy including a steady distribution as a corporation. The recent acquisition of the interest in the Corrib Field will help facilitate this transition as the percentage of Vermilion’s operations impacted by the SIFT tax is further reduced.

Vermilion’s unique portfolio of properties and assets provides unitholders with a stable base and significant opportunities for future growth. Senior management remains highly committed to delivering meaningful returns to its investors. Management and directors remain aligned with unitholders and control 9% of the Trust.

The management and directors of Vermilion are pleased to welcome Robert (Bob) Engbloom as Vermilion’s corporate secretary. Bob is a partner of the law firm Macleod Dixon LLP and has over 30 years experience, predominantly in the energy sector.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated August 4, 2009 of Vermilion’s operating and financial results as at and for the three and six month periods ended June 30, 2009 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2009 and the Trust’s audited consolidated financial statements for the years ended December 31, 2008 and 2007, together with accompanying notes, as contained in the Trust’s 2008 Annual Report.

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital. As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs. The most directly comparable GAAP measure is cash flows from operating activities. Fund flows from operations is reconciled to cash flows from operating activities below:

	Three Months Ended		Six Months Ended
($000’s)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Cash flows from operating activities	$3,151	$184,174	$57,835	$348,901
Changes in non-cash operating working capital	80,730	5,031	91,805	(41,449)
Asset retirement costs incurred	1,615	1,142	4,266	2,291
Fund flows from operations	$85,496	$190,347	$153,906	$309,743

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency is reconciled below:

	Three Months Ended		Six Months Ended
($000’s)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Acquisition of petroleum and natural gas properties
from consolidated statements of cash flows	$12,502	$900	$17,548	$45,428
Corporate acquisition, net of cash acquired from
consolidated statements of cash flows	-	-	-	-
Working capital deficiencies acquired from investments
and acquisitions (see financial statement notes for
relevant period)	-	-	-	-
Acquisitions, including acquired working capital deficiency	$12,502	$900	$17,548	$45,428

“Net debt” is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At	As At	As At
($000’s)	June 30, 2009	Dec 31, 2008	June 30, 2008
Long-term debt	$248,400	$197,651	$286,672
Current liabilities	149,907	250,275	245,628
Current assets	(161,651)	(240,173)	(247,266)
Net debt	$236,656	$207,753	$285,034

“Cash distributions per unit” represents actual cash distributions declared per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”). Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions. The DRIP program was suspended on May 14, 2008, resulting in no proceeds in the current year. Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

	Three Months Ended		Six Months Ended
($000’s)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Distributions declared	$40,516	$39,767	$80,689	$78,842
Issue of trust units pursuant to the distribution
reinvestment plan	-	(7,794)	-	(18,453)
Net distributions	$40,516	$31,973	$80,689	$60,389

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

	Three Months Ended		Six Months Ended
($000’s)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Distributions declared	$40,516	$39,767	$80,689	$78,842
Issue of trust units pursuant to the distribution
reinvestment plan	-	(7,794)	-	(18,453)
Drilling and development of petroleum and natural
gas properties	28,509	31,180	68,427	68,569
Contributions to reclamation fund	-	-	-	-
Asset retirement costs incurred	1,615	1,142	4,266	2,291
	$70,640	$64,295	$153,382	$131,249

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information. “Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates. These measures are reconciled to the relevant GAAP measures below:

	As At	As At
	June 30, 2009	June 30, 2008
Trust units outstanding	71,200,969	69,836,829
Trust units issuable pursuant to exchangeable shares outstanding	6,959,043	6,964,480
Adjusted basic trust units outstanding	78,160,012	76,801,309
Potential trust units issuable pursuant to unit compensation plans	1,655,160	2,219,786
Diluted trust units outstanding	79,815,172	79,021,095

	As At	As At
	June 30, 2009	June 30, 2008
Basic weighted average trust units outstanding	70,778,145	69,059,361
Trust units issuable pursuant to exchangeable shares outstanding	7,060,018	6,966,874
Adjusted basic weighted average trust units outstanding	77,838,163	76,026,235

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

OPERATIONAL ACTIVITIES

In Canada, the Trust participated in the drilling of one well (1.0 net) during the second quarter of 2009, resulting in one standing well (1.0 net) awaiting tie-in. A prolonged spring break-up and rain-drenched terrain prevented rig access to well locations in Drayton Valley, curtailing second quarter drilling and workover activity.

In France, Vermilion drilled two wells (2.0 net) at Champotran in the Paris Basin, resulting in one oil well and one standing well. A third well, drilled in the first quarter was also put on production. Vermilion continues a steady program of workovers and recompletions providing a stabilizing influence on production.

In the Netherlands, site construction for wells scheduled to be drilled in the second half of the year began in the second quarter. Vermilion initiated the permitting process for future drilling targets in the second quarter with the goal of having the next set of permits in hand earlier to provide greater flexibility to capital spending programs.

In Australia, the Wandoo B platform was shut down for a few days for regularly scheduled maintenance. Vermilion has begun to assess preliminary candidates for future drilling which could occur in 2010 or 2011.

PRODUCTION

Average production in Canada during the second quarter of 2009 was 3,769 bbls/d of oil and NGLs and 51.1 mmcf/d of natural gas (12,288 boe/d) compared to 3,744 bbls/d of oil and NGLs and 49.6 mmcf/d of natural gas (12,008 boe/d) in the first quarter of 2009. Higher second quarter 2009 production resulted from less downtime and good performance from first quarter drilling and workover activity.

Production in France averaged 8,628 boe/d in the second quarter of 2009, slightly better than the 8,395 boe/d produced in the first quarter of 2009. First quarter 2009 production was impacted by severe weather. A steady workover program in the second quarter helped offset natural declines.

Netherlands volumes averaged 3,391 boe/d in the second quarter of 2009, lower than the 3,936 boe/d recorded in the first quarter of 2009. Scheduled facility maintenance took longer than expected due to complications at third party facilities that have since been resolved.

Australia production averaged 7,931 boe/d in the second quarter of 2009, compared to 8,612 boe/d in the first quarter of 2009. Scheduled facility maintenance combined with normal declines yielded lower production in the quarter.

	Three Months Ended June 30, 2009				Six Months Ended June 30, 2009
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	%	(bbls/d)	(mmcf/d)	(boe/d)	%
Canada	3,769	51.11	12,288	38	3,756	50.36	12,149	37
France	8,432	1.18	8,628	27	8,328	1.11	8,512	26
Netherlands	25	20.20	3,391	11	24	21.82	3,662	11
Australia	7,931	-	7,931	24	8,270	-	8,270	26
Total Production	20,157	72.49	32,238	100	20,378	73.29	32,593	100

	Three Months Ended June 30, 2008				Six Months Ended June 30, 2008
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	%	(bbls/d)	(mmcf/d)	(boe/d)	%
Canada	4,368	51.28	12,915	38	4,267	51.33	12,822	38
France	8,334	1.21	8,536	25	8,469	1.19	8,668	26
Netherlands	26	29.72	4,980	15	22	30.10	5,038	15
Australia	7,312	-	7,312	22	6,879	-	6,879	21
Total Production	20,040	82.21	33,743	100	19,637	82.62	33,407	100

FINANCIAL REVIEW

During the three and six month periods ended June 30, 2009, the Trust generated fund flows from operations of $85.5 million and $153.9 million, respectively. For the same periods in 2008 the Trust generated fund flows from operations of $190.3 million and $309.7 million, respectively. The decrease in fund flows from operations of $104.9 million and $155.8 million is the result of lower average commodity prices year over year. The GAAP measure, cash flows from operating activities similarly decreased year over year to $3.2 million and $57.8 million for the three and six month periods ended June 30, 2009 versus $184.2 million and $348.9 million for the same periods in 2008. Cash flows from operating activities in 2009 were negatively impacted by changes in non-cash operating working capital associated with the timing of oil liftings in Australia as well as current year payments on income taxes accrued in 2008.

During the three and six month periods ended June 30, 2009, the price of WTI crude oil averaged US$59.62 per barrel and US$51.35 per barrel, respectively. This is less than half of the average price for the same periods in 2008 which were US$123.98 per barrel and US$110.94 per barrel, respectively. For the three and six month periods ended June 30, 2009 the AECO price for gas averaged CDN$3.45 per mcf and CDN$4.18 per mcf, respectively (three and six month periods ended June 30, 2008, CDN$10.21 per mcf and CDN$9.06 per mcf, respectively). Similar to the oil pricing environment, current year gas prices are less than half of the average price for the corresponding period in 2008.

Despite the year over year decrease in fund flows from operations, Vermilion continued to maintain a strong balance sheet. The Trust’s net debt increased to $236.7 million from $207.8 million at December 31, 2008 as the Trust continued with its planned capital program and paid a deposit of $11.8 million in the second quarter pursuant to the Corrib acquisition. Similarly, the Trust’s long-term debt has increased to $248.4 million at June 30, 2009 from $197.7 million at December 31, 2008. At June 30, 2009 Vermilion’s net debt represented less than 70% of its second quarter annualized fund flows from operations.

For the three and six month periods ended June 30, 2009 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 83% and 100%, respectively (three and six month periods ended June 30, 2008, 34% and 42%, respectively). The year over year increase in this ratio relates to the lower fund flows from operations recorded in the three and six months ended June 30, 2009 versus the same periods in 2008 which is associated with lower commodity prices.

CAPITAL EXPENDITURES

On June 24, 2009 Vermilion announced the acquisition of an 18.5% non-operated interest in the Corrib natural gas project in Ireland, the largest acquisition in Vermilion’s history. Production from Corrib, a natural gas field that lies approximately 83 km offshore the west coast of Ireland, will increase Vermilion’s volumes by approximately 9,000 boe/d once the field reaches peak production. The project, which includes both offshore and onshore pipeline segments and a significant natural gas processing facility, is in the late stages of development and is expected to commence production between late 2010 and the end of 2011.

At the date of the agreement, Vermilion paid the vendor a deposit of US$10 million and when the Corrib acquisition closed on July 30, 2009, Vermilion paid the vendor an additional US$90 million. The Trust will pay an additional US$300 million to US$135 million depending on the timing of first commercial gas production. Vermilion is also assuming its share of capital expenditures to complete the project which from the effective date of January 1, 2009 is expected to be approximately US$300 million net to Vermilion.

Total capital spending, including acquisitions for the three and six month periods ended June 30, 2009 was $41.0 million and $86.0 million, respectively (three and six month periods ended June 30, 2008, $32.1 million and $114.0 million, respectively). The year over year increase for the second quarter primarily relates to the deposit paid on the Corrib acquisition of $11.8 million. On a year to date basis, the decrease is associated with the acquisition of producing properties in the Drayton Valley area that was completed in the first quarter of 2008 for $44.1 million partially offset by the aforementioned Corrib deposit paid in the second quarter of 2009.

Non-acquisitions related capital spending has remained relatively consistent year over year.

	Three Months Ended		Six Months Ended
($000’s)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Land	$1,956	$1,519	$3,417	$1,973
Seismic	675	4,468	1,149	7,481
Drilling and completion	8,750	2,518	24,649	17,038
Production equipment and facilities	8,395	15,497	18,082	27,789
Recompletions	3,616	4,676	8,547	7,500
Other	5,117	2,502	12,583	6,788
	28,509	31,180	68,427	68,569
Acquisitions (excluding acquired working capital deficiency)	12,502	900	17,548	45,428
Total	$41,011	$32,080	$85,975	$113,997

REVENUE

Revenue for the three and six month periods ended June 30, 2009 was $162.8 million and $309.0 million, respectively (three and six month periods ended June 30, 2008, $341.4 million and $570.9 million, respectively).

Vermilion’s combined crude oil and NGL price was $70.37 per boe in the second quarter of 2009, a decrease of 51% over the $142.97 per boe reported in the second quarter of 2008. The natural gas price realized was $5.11 per mcf in the second quarter of 2009 compared to $10.78 per mcf in the second quarter of 2008, a 53% decrease year over year. Vermilion’s lower revenue year over year was driven by lower average commodity prices in 2009 versus 2008.

	Three Months Ended		Six Months Ended
($000’s except per boe and per mcf)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Crude oil & NGLs	$129,074	$260,718	$225,059	$424,820
Per boe	$70.37	$142.97	$61.02	$118.86
Natural gas	33,714	80,687	83,965	146,044
Per mcf	$5.11	$10.78	$6.33	$9.71
Petroleum and natural gas revenue	$162,788	$341,405	$309,024	$570,864
Per boe	$55.49	$111.19	$52.38	$93.89

The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008
France (bbls)	151,488	214,384	62,323	227,702
France ($000’s)	$4,706	$7,097	$3,421	$6,379
Australia (bbls)	137,518	334,838	317,877	162,701
Australia ($000’s)	$4,143	$9,402	$8,746	$3,711

DERIVATIVE INSTRUMENTS

Vermilion manages a component of its risk exposure through prudent commodity and currency economic hedging strategies. The extent of Vermilion’s hedging activities is driven, in part, by the state of the Trust’s balance sheet. With low net debt levels and a strong balance sheet, the Trust’s recent hedging activities have been minimal. Vermilion had the following financial derivatives in place at June 30, 2009:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - BRENT
2009	US$1.00/bbl	260	$100.50 - $200.00
Call Spread - BRENT
2009 – 2011	US$5.73/bbl	700	$ 65.00 - $ 85.00
2010	US$4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US$6.08/bbl	960	$ 65.00 - $ 85.00

The impact of Vermilion’s economic hedging program increased the fund flows netback for the six month period ended June 30, 2009 by $0.49 per boe ($0.24 per boe in the quarter). This compares to a hedging cost of $1.34 per boe for the first six months of 2008 ($1.94 per boe in the quarter).

ROYALTIES

Consolidated royalties per boe for the three and six month periods ended June 30, 2009 were $6.17 and $6.75, respectively (three and six month periods ended June 30, 2008, $18.35 and $15.30, respectively). As a percent of revenue for the three and six month periods ended June 30, 2009, royalties were 11% and 13%, respectively (three and six month periods ended June 30, 2008, 17% and 16%, respectively).

In Australia, royalties, as a percentage of revenue for the three and six month periods ended June 30, 2009 were 21% and 23%, respectively (three and six month periods ended June 30, 2008, 32% and 31%, respectively). The year over year decrease is attributable to the impact of lower commodity pricing in the royalty formula coupled with a recovery of previously paid royalties related to prior periods.

In Canada, royalties as a percent of revenue for the three and six month periods ended June 30, 2009 decreased to 6% and 11%, respectively (three and six month periods ended June 30, 2008, 18% and 19%, respectively). The year over year decrease is attributable to the impact of lower commodity prices in 2009 versus the same periods in 2008 combined with additional gas cost allowance recoveries related to prior periods realized during the second quarter of 2009.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as commodity prices were lower for the three and six month periods ended June 30, 2009 compared to the same periods in 2008, royalties, as a percent of revenue, increased to 8% and 9%, for those periods respectively (three and six month periods ended June 30, 2008, 5% and 5%, respectively).

Production in the Netherland is not subject to royalties.

	Three Months Ended		Six Months Ended
($000’s except per boe and per mcf)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Crude oil & NGLs	$19,447	$46,520	$37,681	$75,100
Per boe	$10.60	$25.51	$10.22	$21.01
Natural gas	(1,348)	9,840	2,118	17,923
Per mcf	$(0.20)	$1.32	$0.16	$1.19
Royalties	$18,099	$56,360	$39,799	$93,023
Per boe	$6.17	$18.35	$6.75	$15.30

OPERATING COSTS

Consolidated operating costs per boe for the three and six month periods ended June 30, 2009 were $11.70 and $11.61, respectively (three and six month periods ended June 30, 2008, $10.78 and $10.93, respectively). Canadian operating costs have remained at a relatively consistent level on a per boe basis for the three and six month periods ended June 30, 2009 at $9.57 and $9.97, respectively (three and six month periods ended June 30, 2008, $9.73 and $10.31, respectively).

Operating costs in France on a per boe basis increased for the three and six month periods ended June 30, 2009 to $10.88 and $11.83, respectively (three and six month periods ended June 30, 2008, $10.20 and $10.07, respectively). As noted in the Trust’s 2008 Annual Report, Vermilion expects its full year France operating costs in 2009 to be approximately $13.00 per boe however the timing of well intervention work causes the results of individual quarters to differ.

Australian operating costs on a per boe basis for the three month period ended June 30, 2009 have increased to $13.99 compared to $12.71 for the same period in 2008. The increase is attributable to higher maintenance costs, diesel consumption and platform related transportation costs in the second quarter of 2009 compared to the same period in 2008. The year to date operating costs on a per boe basis decreased to $12.08 versus $12.80 for the same period in 2008. This per boe decrease is due to the higher production levels in the first half of 2009 which reflects the impact of the two wells drilled and placed on production late in 2008.

In the Netherlands, operating costs on a per boe basis for the three and six month periods ended June 30, 2009 have increased to $16.16 and $15.51, respectively (three and six month periods ended June 30, 2008, $11.67 and $11.43, respectively). The increase is due to lower production resulting from the temporary shut-in of production at Harlingen in mid-July 2008 as a result of subsidence concerns combined with planned and unplanned shutdowns that occurred in the second quarter of 2009.

	Three Months Ended		Six Months Ended
($000’s except per boe and per mcf)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Crude oil & NGLs	$22,060	$20,099	$43,380	$39,781
Per boe	$12.03	$11.02	$11.76	$11.13
Natural gas	12,266	12,998	25,113	26,671
Per mcf	$1.86	$1.74	$1.89	$1.77
Operating	$34,326	$33,097	$68,493	$66,452
Per boe	$11.70	$10.78	$11.61	$10.93

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation costs are comprised of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France decreased year over year as in March 2008, Vermilion resumed transporting crude to the Ambès terminal via pipeline and all trucking operations ceased. Resumption of terminal operations occurred during the second quarter as two storage tanks were placed back into service. It is anticipated that the terminal will achieve an expanded level of operations with four storage tanks sometime in 2010.

	Three Months Ended		Six Months Ended
($000’s except per boe)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Transportation	$4,432	$5,949	$8,783	$12,400
Per boe	$1.51	$1.94	$1.49	$2.04

GENERAL AND ADMINISTRATION EXPENSES

General and administration expense per boe for the three and six month periods ended June 30, 2009 was $2.55 and $2.42, respectively (three and six month periods ended June 30, 2008, $2.33 and $1.99, respectively). The increase per boe from 2008 is associated with a decrease in third party overhead recoveries and lower levels of project specific costs charged to capital assets.

	Three Months Ended		Six Months Ended
($000’s except per boe)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
General and administration	$7,467	$7,153	$14,253	$12,086
Per boe	$2.55	$2.33	$2.42	$1.99

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the three and six month periods ended June 30, 2009 was $4.6 million and $9.0 million, respectively (three and six month periods ended June 30, 2008, $4.3 million and $9.3 million, respectively). This expense relates to the value attributable to long-term incentives granted to officers, employees and directors under the Trust Unit Award Incentive Plan and the Trust’s bonus plan.

Total unit based compensation expense has remained relatively consistent on a year over year basis.

	Three Months Ended		Six Months Ended
($000’s except per boe)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Unit based compensation	$4,606	$4,349	$8,970	$9,250
Per boe	$1.57	$1.42	$1.52	$1.52

INTEREST EXPENSE

Interest expense for the three and six month periods ended June 30, 2009 was $1.3 million and $3.0 million, respectively (three and six month periods ended June 30, 2008, $5.1 million and $11.3 million, respectively). Interest expense for the quarter and year to date periods in 2009 has decreased from the same periods in 2008 as a result of significantly lower average debt levels.

	Three Months Ended		Six Months Ended
($000’s except per boe)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Interest	$1,258	$5,134	$3,037	$11,274
Per boe	$0.43	$1.67	$0.51	$1.85

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses per boe for the three and six month periods ended June 30, 2009 were $22.27 and $21.74, respectively (three and six month periods ended June 30, 2008, $21.22 and $20.99, respectively). Depletion, depreciation and accretion rates for the quarter and year to date periods in 2009 have increased marginally from the rates per boe for the same periods in 2008 due primarily to higher finding, development and acquisition costs incurred by the Trust.

	Three Months Ended		Six Months Ended
($000’s except per boe)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Depletion, depreciation and accretion	$65,336	$65,151	$128,254	$127,637
Per boe	$22.27	$21.22	$21.74	$20.99

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia. Current taxes for the six months ended June 30, 2009 decreased to $19.3 million compared to $62.6 million in the prior year. This decrease is attributable to the decline in year over year revenues associated with significantly lower average commodity prices in 2009 versus 2008.

On June 22, 2007 Federal legislation to tax certain types of income in publicly traded income and royalty trusts (“SIFT Rules”) received royal assent. The main purpose of the SIFT Rules was to introduce a tax structure for trusts similar to that for corporations and the rules are expected to take effect at the beginning of 2011. The SIFT Rules also introduced normal growth guidelines that limit the amount of equity that can be issued by trusts until 2011. Currently, Vermilion does not anticipate the normal growth guidelines will impede its ability to execute its business strategy.

On June 18, 2008 Federal legislation was enacted to replace the 13% provincial tax component for the tax applicable to SIFT trusts with the “provincial SIFT tax rate”. As substantially all of Vermilion’s Canadian operations are in Alberta, we expect the provincial SIFT tax rate to be 10%. The related income tax regulations for calculating the provincial SIFT tax rate were enacted on March 12, 2009.

On November 28, 2008 the Minister of Finance introduced legislation to permit trusts to convert into corporations without any undue tax consequences to either the trust or its unitholders. The legislation was enacted on March 12, 2009. Vermilion has evaluated the impact of the SIFT Rules on the current Trust structure in addition to analyzing other alternative structures to determine the impact to its business model and unitholders. It is management’s current intention that Vermilion will convert to a corporation by the end of 2010. The timing of the intended conversion to a corporation will be influenced by a number of factors including strategic business opportunities. Management will continue to monitor any future changes to tax legislation and determine the impact to the trust structure accordingly.

	Three Months Ended		Six Months Ended
($000’s except per boe)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Current taxes	$9,971	$41,697	$19,289	$62,568
Per boe	$3.40	$13.58	$3.27	$10.29

FOREIGN EXCHANGE

During the six months ended June 30, 2009, a combined realized and unrealized foreign exchange gain of $12.3 million was recorded compared to a loss of $25.2 million in 2008. The combined gain through June 30, 2009 is comprised of a realized loss of $4.4 million associated with cash repatriations and an unrealized, non-cash gain of $16.7 million. The year to date unrealized gain is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since December 31, 2008, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

	Three Months Ended		Six Months Ended
($000’s except per boe)	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Foreign exchange (gain) loss	$(7,786)	$(2,381)	$(12,281)	$25,249
Per boe	$(2.66)	$(0.77)	$(2.08)	$4.16

EARNINGS

Net earnings for the three and six month periods ended June 30, 2009 were $24.9 million or $0.35 per unit and $44.8 million or $0.63 per unit, respectively (three and six month periods ended June 30, 2008, $102.3 million or $1.47 per unit and $128.5 million or $1.86 per unit, respectively). The decrease in earnings for 2009 versus 2008 is largely associated with lower average commodity price levels in 2009 as compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at June 30, 2009 was $236.7 million compared to $207.8 million as at December 31, 2008.

As at June 30, 2009, the Trust had credit facilities allowing for maximum borrowings of $675 million comprised of a syndicated revolving facility and an acquisition facility. The revolving period under the revolving credit facility is expected to expire in June 2010 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. The acquisition facility is a non-revolving, non-extendible facility permitting maximum borrowings of $100 million and is expected to mature in June 2010. Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of the Trust. Under the terms of the credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0. Borrowings under the acquisition facility are subject to certain conditions including unanimous approval of all banks in the syndicate.

On June 24, 2009 the Trust announced that it had entered into an agreement to acquire an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland. An initial deposit paid to the vendor of US$10.0 million has been reflected as Deposit on acquisition on the Trust’s consolidated balance sheet. Vermilion paid an additional US$90 million, subject to working capital adjustments, to the vendor upon closing of the transaction which occurred on July 30, 2009. Vermilion will make an additional payment to the vendor, the amount of which will range from approximately US$300 million to US$135 million depending on the date when first commercial gas from the field is achieved. Vermilion expects to fund the acquisition using existing credit facilities.

On February 24, 2009 Verenex entered into an agreement under which a company agreed to acquire all of Verenex’s outstanding common shares for $10.00 per share. Pursuant to this arrangement, Vermilion entered into a lock-up agreement with the acquirer whereby the Trust would tender its common shares in Verenex under the offer. Verenex continues to seek consent from the Libyan National Oil Corporation (NOC) for the proposed sale of the company to CNPCI. The Chairman of the NOC has stated repeatedly that the NOC intends to exercise a pre-emptive right and purchase Verenex but this proposal remains under review by the General People’s Committee (GPC). Representatives of Verenex are in discussions with the GPC to seek an amicable solution to the current impasse on share sale approvals. Verenex has extended the outside date for the CNPCI offer to August 24, 2009, drafted an arbitration claim as a contingency and suspended drilling in Libya to conserve cash.

On May 14, 2008, Vermilion suspended the distribution reinvestment plan (“DRIP”) and the suspension was effective June 16, 2008. The Trust has no definitive plans to re-implement the DRIP at the current time, however, it continues to monitor the current environment and may determine, at some future date that it is in the best interest of the Trust and its unitholders to re-implement this program. Cash flows from financing activities for the six month period ended June 30, 2008 included cash flows related to the issuance of trust units pursuant to the distribution reinvestment plan of $18.5 million.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries. Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

As at June 30, 2009, the fair value of the reclamation fund was $66.3 million and the fund was comprised of $21.8 million in cash and short term investments and $44.5 million in equity and debt securities. A portion of the cash and short term investments and all of the equity and debt securities are professionally managed by third parties.

ASSET RETIREMENT OBLIGATION

At June 30, 2009, Vermilion’s asset retirement obligations were $259.8 million compared to $265.1 million as at December 31, 2008. The change is attributable to accretion expense offset by changes in estimates, foreign exchange and disposition of liabilities in the period. When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the three and six month periods ended June 30, 2009 and declared distributions totalling $80.7 million in the first six months of 2009 compared to $78.8 million for the same period in 2008.

Since inception, the Trust has declared $854.1 million in distributions to unitholders as compared to unitholders’ capital of $468.1 million at June 30, 2009.

Sustainability of Distributions

	Three Months Ended	Six Months Ended	Year Ended	Year Ended
($000’s)	June 30, 2009	June 30, 2009	Dec 31, 2008	Dec 31, 2007
Cash flows from operating activities	$3,151	$57,835	$660,135	$349,890
Net earnings	$24,880	$44,764	$229,189	$164,286
Distributions declared	$40,516	$80,689	$158,674	$136,389
(Shortfall) excess of cash flows from operating
activities over cash distributions declared	$(37,365)	$(22,854)	$501,461	$213,501
(Shortfall) excess of net earnings over cash
distributions declared	$(15,636)	$(35,925)	$70,515	$27,897

The current year shortfalls of cash flows from operating activities over distributions declared is associated with changes in non-cash operating working capital in the current periods which have no immediate impact on distribution sustainability. The current year shortfalls of net earnings over distributions declared is a result of non-cash charges such as depletion, depreciation and accretion which also have no immediate impact on distribution sustainability.

The Trust’s policy with respect to distributions is to be conservative and retain a low payout ratio when comparing distributions to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain distributions and allow the payout ratio to rise. Should the low price cycle remain for an extended period of time, the Trust will evaluate the necessity to change the level of distribution, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until December 2007. Since then, the distribution has remained at $0.19 per unit per month.

UNITHOLDERS’ EQUITY

During the six month period ended June 30, 2009, approximately 1.0 million units were issued pursuant the conversion of exchangeable shares, Trust’s bonus plan and unit based compensation programs.

Unitholders’ capital increased during the same period by $23.8 million as a result of the issuance of those units including $15.7 million as a result of contributed surplus transfer related to unit based compensation plans.

As at August 4, 2009 there were 71,264,533 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at June 30, 2009 there were 4.0 million exchangeable shares outstanding at an exchange ratio of 1.73300 whereby 7.0 million trust units would be issuable upon conversion. The exchangeable shares can be redeemed by the shareholder for trust units at any time. All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize;
and
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of June 30, 2009.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion.

Vermilion has created an internal IFRS transition team to oversee the Trust’s adoption of IFRS and the services of a large international public accounting firm have been retained to assist the Trust in its conversion program. The Trust has completed a scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and Vermilion has reviewed the results with its advising public accounting firm. Vermilion’s transition team is continuing to draft accounting research and policy papers which are reviewed by the advising public accounting firm before being provided to the Trust’s external auditor. Vermilion is currently focusing its efforts on high priority areas as determined through the initial scoping exercise which include:

  Accounting for capital assets including impairment;
  Functional currency;
  Deferred income taxes;
  Unit based compensation;
  Accounting for trust units and exchangeable shares;
  Asset retirement obligations;
  Business combinations; and
  Issues associated with the initial adoption of IFRS.

On July 23, 2009 the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” that greatly reduces the amount of effort required for entities such as Vermilion that have followed the full cost method of accounting.

As envisioned by the Trust’s IFRS project schedule, Vermilion will be ready to prepare both IFRS and Canadian GAAP financial statements in 2010 providing for comparative financial statements after the official changeover in 2011. Vermilion will continue to make additional information available as final determinations are made in relation to specific accounting policies.

NEW ACCOUNTING POLICIES

On January 1, 2009 the Trust adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets” which replaced Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset. The adoption of this standard did not impact the Trust’s consolidated financial statements.

Effective January 1, 2009 the Trust adopted EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract concludes that for all financial assets and liabilities measured at fair value, including derivative instruments, an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining fair value. The adoption of this abstract did not impact the Trust’s consolidated financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009 the CICA amended Section 3862, “Financial Instruments – Disclosures” to require certain additional disclosures relating to the determination of fair values. The amendments require that an entity disclose a fair value hierarchy classification for each class of financial instruments and provide additional information relating to liquidity risk associated with financial instruments. The amendments are effective for annual financial statements ending on or after September 30, 2009 and Vermilion’s financial statements for the year ended December 31, 2009 will reflect these additional disclosure requirements. As the amendments related strictly to disclosures, the adoption of these amendments to Section 3862 will not have a material impact on the financial statements of the Trust.

ABBREVIATIONS

API	American Petroleum Institute
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
CBM	coalbed methane
GJ	gigajoules
$m	thousands of dollars
$mm	millions of dollars
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	megawatt
NGLs	natural gas liquids
NPV	net present value
WTI	West Texas Intermediate

NETBACKS (6:1)							Three Months	Six Months
							Ended	Ended
	Three Months Ended June 30/09			Six Months Ended June 30/09			June 30/08	June 30/08
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$59.21	$3.65	$33.35	$52.61	$4.44	$34.67	$82.08	$72.34
Royalties	(10.08)	0.30	(1.86)	(9.60)	(0.23)	(3.91)	(15.00)	(13.75)
Transportation	(1.63)	(0.18)	(1.25)	(1.51)	(0.19)	(1.24)	(1.43)	(1.24)
Operating costs	(11.18)	(1.48)	(9.57)	(11.54)	(1.54)	(9.97)	(9.73)	(10.31)
Operating netback	$36.32	$2.29	$20.67	$29.96	$2.48	$19.55	$55.92	$47.04
France
Price	$67.69	$6.79	$67.08	$58.22	$8.52	$58.07	$142.62	$115.20
Realized hedging gain or loss	0.91	-	0.89	1.93	-	1.89	(7.66)	(5.16)
Royalties	(5.49)	(0.32)	(5.40)	(5.28)	(0.20)	(5.20)	(6.42)	(5.92)
Transportation	(3.96)	-	(3.87)	(4.02)	-	(3.94)	(5.49)	(6.03)
Operating costs	(10.60)	(3.81)	(10.88)	(11.58)	(3.83)	(11.83)	(10.20)	(10.07)
Operating netback	$48.55	$2.66	$47.82	$39.27	$4.49	$38.99	$112.85	$88.02
Netherlands
Price	$33.01	$8.71	$52.10	$33.94	$10.58	$63.28	$64.14	$61.43
Operating costs	-	(2.71)	(16.16)	-	(2.60)	(15.51)	(11.67)	(11.43)
Operating netback	$33.01	$6.00	$35.94	$33.94	$7.98	$47.77	$52.47	$50.00
Australia
Price	$78.63	$-	$78.63	$67.73	$-	$67.73	$157.93	$130.96
Royalties	(16.32)	-	(16.32)	(15.49)	-	(15.49)	(50.71)	(41.21)
Operating costs	(13.99)	-	(13.99)	(12.08)	-	(12.08)	(12.71)	(12.80)
Operating netback	$48.32	$-	$48.32	$40.16	$-	$40.16	$94.51	$76.95
Total Trust
Price	$70.37	$5.11	$55.49	$61.02	$6.33	$52.38	$111.19	$93.89
Realized hedging gain or loss	0.38	-	0.24	0.79	-	0.49	(1.94)	(1.34)
Royalties	(10.60)	0.20	(6.17)	(10.22)	(0.16)	(6.75)	(18.35)	(15.30)
Transportation	(1.96)	(0.13)	(1.51)	(1.92)	(0.13)	(1.49)	(1.94)	(2.04)
Operating costs	(12.03)	(1.86)	(11.70)	(11.76)	(1.89)	(11.61)	(10.78)	(10.93)
Operating netback	$46.16	$3.32	$36.35	$37.91	$4.15	$33.02	$78.18	$64.28
General and administration			(2.55)			(2.42)	(2.33)	(1.99)
Interest			(0.43)			(0.51)	(1.67)	(1.85)
Realized foreign exchange			(0.83)			(0.74)	1.39	0.79
Current taxes			(3.40)			(3.27)	(13.58)	(10.29)
Fund flows netback			$29.14			$26.08	$61.99	$50.94
Depletion, depreciation and accretion			(22.27)			(21.74)	(21.22)	(20.99)
Future income taxes			(1.87)			2.15	(0.09)	0.16
Other income or loss			1.53			0.58	(0.19)	0.26
Unrealized foreign exchange			3.49			2.82	(0.62)	(4.95)
Non-controlling interest – exchangeable shares			(0.84)			(0.74)	(3.31)	(2.05)
Equity in affiliate			(0.20)			(0.29)	(0.04)	(0.02)
Unrealized gain or loss on derivative instruments			1.08			0.23	(1.79)	(0.70)
Fair value of unit compensation			(1.57)			(1.52)	(1.42)	(1.52)
Earnings netback			$8.49			$7.57	$33.31	$21.13

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

Consolidated Balance Sheets
(Thousands of Canadian dollars, unaudited)

	June 30, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents (Note 13)	$2,438	$67,231
Short-term investments	9,056	9,491
Accounts receivable	118,795	123,794
Crude oil inventory	8,849	12,167
Derivative instruments (Note 10)	6,443	11,638
Prepaid expenses and other	16,070	15,852
	161,651	240,173
Deposit on acquisition (Note 3)	11,760	-
Derivative instruments (Note 10)	10,137	3,566
Long-term investments (Note 12)	62,616	63,752
Goodwill	19,840	19,840
Reclamation fund (Note 4)	66,268	63,399
Capital assets	1,364,585	1,407,629
	$1,696,857	$1,798,359

LIABILITIES
Current
Accounts payable and accrued liabilities	$128,668	$179,312
Distributions payable to unitholders	13,528	13,340
Income taxes payable	1,607	57,623
Future income taxes	6,104	-
	149,907	250,275
Long-term debt (Note 5)	248,400	197,651
Asset retirement obligations (Note 4)	259,768	265,101
Future income taxes	218,772	245,799
	876,847	958,826
Non-controlling interest – exchangeable shares (Note 7)	87,381	84,523

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 6)	468,135	444,353
Contributed surplus (Note 6)	22,322	29,698
Retained earnings	242,172	280,959
	732,629	755,010
	$1,696,857	$1,798,359

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
(Thousands of Canadian dollars, except unit and per unit amounts, unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
REVENUE
Petroleum and natural gas revenue	$162,788	$341,405	$309,024	$570,864
Royalties	(18,099)	(56,360)	(39,799)	(93,023)
	144,689	285,045	269,225	477,841
EXPENSES AND OTHER (INCOME) EXPENSE
Operating	34,326	33,097	68,493	66,452
Transportation	4,432	5,949	8,783	12,400
Unit based compensation (Note 8)	4,606	4,349	8,970	9,250
(Gain) loss on derivative instruments (Note 10)	(3,861)	11,449	(4,289)	12,402
Interest	1,258	5,134	3,037	11,274
General and administration	7,467	7,153	14,253	12,086
Foreign exchange (gain) loss	(7,786)	(2,381)	(12,281)	25,249
Other (income) expense	(4,486)	595	(3,444)	(1,597)
Depletion, depreciation and accretion	65,336	65,151	128,254	127,637
	101,292	130,496	211,776	275,153
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	43,397	154,549	57,449	202,688
INCOME TAXES
Future	5,490	288	(12,704)	(952)
Current	9,971	41,697	19,289	62,568
	15,461	41,985	6,585	61,616
OTHER ITEMS
Non-controlling interest – exchangeable shares (Note 7)	2,461	10,160	4,395	12,466
Loss related to equity method investment	595	115	1,705	121
	3,056	10,275	6,100	12,587
NET EARNINGS AND COMPREHENSIVE INCOME	24,880	102,289	44,764	128,485
Retained earnings, beginning of period	257,808	198,496	280,959	217,209
Distributions declared (Note 6)	(40,516)	(39,767)	(80,689)	(78,842)
Unit-settled distributions on vested unit based awards (Note 6)	-	-	(2,862)	(5,834)
RETAINED EARNINGS, END OF PERIOD	$242,172	$261,018	$242,172	$261,018

NET EARNINGS PER TRUST UNIT (Note 9)
Basic	$0.35	$1.47	$0.63	$1.86
Diluted	$0.35	$1.44	$0.63	$1.81

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (Note 9)
Basic	71,068,073	69,725,750	70,778,145	69,059,361
Diluted	79,054,232	78,116,563	78,541,327	77,750,414

Consolidated Statements of Cash Flows
(Thousands of Canadian dollars, unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
OPERATING
Net earnings	$24,880	$102,289	$44,764	$128,485
Adjustments:
Depletion, depreciation and accretion	65,336	65,151	128,254	127,637
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 10)	(3,158)	5,499	(1,376)	4,254
Unit based compensation	4,606	4,349	8,970	9,250
Loss related to equity method investment	595	115	1,705	121
Unrealized foreign exchange (gain) loss	(10,228)	1,901	(16,658)	30,079
Non-controlling interest – exchangeable shares	2,461	10,160	4,395	12,466
Change in unrealized gains and losses and accruals included in other (income) expense relating to investments	(4,486)	595	(3,444)	(1,597)
Future income taxes	5,490	288	(12,704)	(952)
	85,496	190,347	153,906	309,743
Asset retirement costs incurred (Note 4)	(1,615)	(1,142)	(4,266)	(2,291)
Changes in non-cash operating working capital	(80,730)	(5,031)	(91,805)	41,449
Cash flows from operating activities	3,151	184,174	57,835	348,901
INVESTING
Drilling and development of petroleum and natural gas properties	(28,509)	(31,180)	(68,427)	(68,569)
Acquisition of petroleum and natural gas properties (Note 3)	(12,502)	(900)	(17,548)	(45,428)
Proceeds from short-term investments	435	-	435	-
Long-term investment	-	-	-	(627)
Changes in non-cash investing working capital	(5,320)	(6,443)	(5,815)	(1,726)
Cash flows used in investing activities	(45,896)	(38,523)	(91,355)	(116,350)
FINANCING
Increase (decrease) in long-term debt	80,001	(215,849)	49,947	(168,850)
Issue of trust units for cash	625	816	857	3,740
Issue of trust units pursuant to the distribution reinvestment plan	-	7,794	-	18,453
Cash distributions	(40,476)	(39,714)	(80,501)	(78,367)
Cash flows from (used in) financing activities	40,150	(246,953)	(29,697)	(225,024)
Foreign exchange (loss) gain on cash held in foreign currencies	(1,380)	(4,871)	(1,576)	4,694
Net change in cash and cash equivalents	(3,975)	(106,173)	(64,793)	12,221
Cash and cash equivalents, beginning of period	6,413	166,262	67,231	47,868
Cash and cash equivalents, end of period	$2,438	$60,089	$2,438	$60,089
Supplementary information - cash payments
Interest paid	$1,160	$3,719	$2,422	$9,761
Income taxes paid	$64,620	$10,376	$75,305	$16,973

Notes to the Consolidated Financial Statements
For the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of Canadian dollars, except unit and per unit amounts, unaudited)

1. BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2008 except as disclosed in Note 2 below. These interim consolidated financial statements do not include all disclosures required in annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2008 included in the Trust’s 2008 Annual Report.

2. NEW ACCOUNTING POLICIES

On January 1, 2009 the Trust adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets” which replaced Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset. The adoption of this standard did not impact the Trust’s consolidated financial statements.

Effective January 1, 2009 the Trust adopted EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract concludes that for all financial assets and liabilities measured at fair value, including derivative instruments, an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining fair value. The adoption of this abstract did not impact the Trust’s consolidated financial statements.

3. INVESTMENTS AND ACQUISITIONS

On June 24, 2009 the Trust announced that it had entered into an agreement to acquire an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland. An initial deposit paid to the vendor of US$10.0 million has been reflected as Deposit on acquisition on the Trust’s consolidated balance sheet. Vermilion paid an additional US$90 million, subject to working capital adjustments, to the vendor upon closing of the transaction which occurred on July 30, 2009. Vermilion will make an additional payment to the vendor, the amount of which will range from approximately US$300 million to US$135 million depending on the date when first commercial gas from the field is achieved.

During the first quarter of 2009, the Trust acquired a gross overriding royalty from Verenex Energy Inc., a company in which Vermilion owns 42.4% of the outstanding shares, for cash consideration of $4.5 million. The transaction was accounted for at the exchange amount and is recorded as acquisition of petroleum and natural gas properties on the consolidated statement of cash flows.

4. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $259.8 million as at June 30, 2009 (December 31, 2008 - $265.1 million) based on a total undiscounted future liability after inflation adjustment of $908.9 million (December 31, 2008 - $948.2 million).

The following table reconciles the changes in the Trust’s asset retirement obligation:

	June 30, 2009	Dec 31, 2008
Carrying amount, beginning of period	$265,101	$163,374
Increase in liabilities in the period	328	2,487
Disposition of liabilities in the period	(4,266)	(10,200)
Change in estimate	(2,941)	66,576
Accretion expense	10,120	14,468
Foreign exchange	(8,574)	28,396
Carrying amount, end of period	$259,768	$265,101

The Trust has set aside funds for the future payment of its estimated asset retirement obligations. The following table reconciles the Trust’s reclamation fund investments:

	June 30, 2009	Dec 31, 2008
Cash and short term investments, at fair value	$21,767	$21,700
Equity and debt securities, at fair value	44,501	41,699
	$66,268	$63,399

A portion of the cash and short-term investments as well as all of the equity and debt securities which comprise the reclamation fund are professionally managed by third parties.

5. LONG-TERM DEBT

As at June 30, 2009, the Trust had credit facilities allowing for maximum borrowings of $675 million comprised of a syndicated revolving facility and an acquisition facility. The revolving period under the revolving credit facility is expected to expire in June 2010 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. The acquisition facility is a non-revolving, non-extendible facility permitting maximum borrowings of $100 million and is expected to mature in June 2010. Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of the Trust. Under the terms of the credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0. Borrowings under the acquisition facility are subject to certain conditions including unanimous approval of all banks in the syndicate.

6. UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

Trust Units	Number of Units	Amount
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2007	67,335,427	$380,941
Distribution reinvestment plan	521,839	18,453
Issued on conversion of exchangeable shares	600,697	17,766
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,630,943	3,740
Transfer from contributed surplus for unit based awards	-	17,304
Trust units issued for bonus plan	18,555	597
Unit-settled distributions on vested unit based awards	150,908	5,834
Unit buyback	(45,600)	(282)
Balance as at December 31, 2008	70,212,769	$444,353
Issued on conversion of exchangeable shares	121,310	3,717
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	726,182	857
Transfer from contributed surplus for unit based awards	-	15,711
Trust units issued for bonus plan	23,790	635
Unit-settled distributions on vested unit based awards	116,918	2,862
Balance as at June 30, 2009	71,200,969	$468,135

Contributed Surplus	June 30, 2009	Dec 31, 2008
Opening balance	$29,698	$29,211
Unit compensation expense (excluding bonus plan)	8,335	17,791
Transfer to unitholders’ capital for unit based awards	(15,711)	(17,304)
Ending balance	$22,322	$29,698

Distributions declared to unitholders for the three and six month periods ended June 30, 2009 were $40.5 million and $80.7 million, respectively (2008 - $39.8 million and $78.8 million, respectively). Distributions are determined by the Board of Directors in accordance with the Trust indenture and are paid monthly.

7. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The following table summarizes the change in the outstanding exchangeable share balance:

Exchangeable Shares	June 30, 2009	Dec 31, 2008
Opening number of exchangeable shares	4,085,605	4,457,473
Exchanged for trust units	(70,000)	(371,868)
Ending balance	4,015,605	4,085,605
Ending exchange ratio	1.73300	1.66196
Trust units issuable upon conversion	6,959,043	6,790,112

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	June 30, 2009	Dec 31, 2008
Non-controlling interest, beginning of period	$84,523	$68,576
Reduction of book value for conversion to trust units	(1,537)	(6,579)
Current period net earnings attributable to non-controlling interest	4,395	22,526
Non-controlling interest, end of period	$87,381	$84,523

8. UNIT COMPENSATION PLANS

Unit Rights Incentive Plan

The following table summarizes information about the rights under the Trust’s Unit Rights Incentive Plan:

	Number of Unit Rights	Grant Date Weighted Average Exercise Price
Balance as at December 31, 2008	339,850	$18.40
Exercised	(120,050)	18.59
Balance as at June 30, 2009	219,800	$18.30

A summary of the plan as at June 30, 2009 is as follows:

Range of Exercise Price at Grant Date	Adjusted Exercise Price	Number of Rights Outstanding and Exercisable	Remaining Contractual Life of Rights (Years)
$15.01 - $19.56	$3.41 - $7.96	219,800	0.14

No compensation expense was recorded for the three and six month periods ended June 30, 2009 and 2008 related to the Unit Rights Incentive Plan as all awards have fully vested.

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance as at December 31, 2008	1,208,255
Granted	635,590
Vested	(382,239)
Cancelled	(38,685)
Balance as at June 30, 2009	1,422,921

Compensation expense for the three and six month periods ended June 30, 2009 were $4.6 million and $8.3 million, respectively (2008 - $4.3 million and $8.6 million, respectively) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

Compensation expense for this cash settled plan of $0.3 million and $0.5 million has been recorded as general and administration expense during the three and six month periods ended June 30, 2009, respectively (2008 - $0.5 million and $1.0 million, respectively).

9. PER UNIT AMOUNTS

Basic and diluted net earnings per unit have been determined based on the following:

	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Net earnings	$24,880	$102,289	$44,764	$128,485
Non-controlling interest – exchangeable shares	2,461	10,160	4,395	12,466
Net earnings for diluted net earnings per
trust unit calculation	$27,341	$112,449	$49,159	$140,951

Basic weighted average trust units outstanding	71,068,073	69,725,750	70,778,145	69,059,361
Dilutive impact of trust units issuable on conversion
of exchangeable shares	7,039,682	6,965,800	7,060,018	6,966,874
Dilutive impact of unit rights incentive and
trust unit award plans	946,477	1,425,013	703,164	1,724,179
Diluted weighted average trust units outstanding	79,054,232	78,116,563	78,541,327	77,750,414

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit. All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

10. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - BRENT
2009	US$1.00/bbl	260	$100.50 - $200.00
Call Spread - BRENT
2009 – 2011	US$5.73/bbl	700	$ 65.00 - $ 85.00
2010	US$4.94/bbl	1,100	$ 65.00 - $ 85.00
2011	US$6.08/bbl	960	$ 65.00 - $ 85.00

The following table reconciles the change in the Trust’s fair value of derivative contracts:

	June 30, 2009	Dec 31, 2008
Fair value of contracts, beginning of period	$15,204	$2,102
Opening unrealized (gain) loss on contracts settled during the period	(5,980)	7,414
Realized gain (loss) on contracts settled during the period	2,913	(10,625)
Unrealized gain during the period on contracts outstanding at the end of the period	7,356	5,688
Net (receipt from) payment to counterparties under settlements during the period	(2,913)	10,625
Fair value of contracts, end of period	16,580	15,204
Comprised of:
Current derivative asset	6,443	11,638
Non-current derivative asset	10,137	3,566
Fair value of contracts, end of period	$16,580	$15,204

The (gain) loss on derivative instruments for the periods is comprised of the following:

	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Realized (gain) loss on contracts settled
during the period	$(703)	$5,950	$(2,913)	$8,148
Opening unrealized gain (loss) on contracts
settled during the period	2,990	(2,245)	5,980	(4,598)
(Gain) unrealized loss during the period on contracts
outstanding at the end of the period	(6,148)	7,744	(7,356)	8,852
(Gain) loss on derivative instruments for the period	$(3,861)	$11,449	$(4,289)	$12,402

During the normal course of business, the Trust enters into fixed price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

11. SEGMENTED INFORMATION

	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Petroleum and natural gas revenue
Canada	$37,293	$96,473	$76,237	$168,827
France	52,669	110,784	89,464	181,746
Netherlands	16,074	29,063	41,940	56,326
Australia	56,752	105,085	101,383	163,965
	$162,788	$341,405	$309,024	$570,864
Net earnings
Canada	$(19,006)	$533	$(30,045)	$33,430
France	18,959	51,225	25,112	41,821
Netherlands	5,310	9,589	16,772	10,425
Australia	19,617	40,942	32,925	42,809
	$24,880	$102,289	$44,764	$128,485
Capital expenditures
Canada	$6,935	$9,058	$26,979	$69,909
France	28,096	15,171	49,967	28,203
Netherlands	3,529	3,418	4,598	9,691
Australia	2,451	4,433	4,431	6,194
	$41,011	$32,080	$85,975	$113,997

			June 30, 2009	Dec 31, 2008
Total assets
Canada			$722,994	$779,634
France			598,925	587,979
Netherlands			116,343	136,403
Australia			258,595	294,343
			$1,696,857	$1,798,359

12. LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments as presented on the consolidated balance sheets:

	June 30, 2009	Dec 31, 2008
Portfolio investments, at fair value	$5,148	$4,579
Investment in Verenex Energy Inc., equity method (fair value - $112.6 million, 2008 –
$128.5 million)	57,468	59,173
Total long-term investments	$62,616	$63,752

On February 24, 2009 Verenex entered into an agreement under which a company agreed to acquire all of Verenex’s outstanding common shares for $10.00 per share. Pursuant to this arrangement, Vermilion entered into a lock-up agreement with the acquirer whereby the Trust would tender its common shares in Verenex under the offer. Subsequent to these events, the Libyan National Oil Corporation announced it would exercise a preemptive right to acquire Verenex subject to a review by the Libyan General People’s Committee (GPC) however no formal decision has been communicated to Verenex to date. Representatives of Verenex are in discussions with the GPC to seek an amicable solution to the current impasse on share sale approvals. Verenex has extended the outside date for the original acquisition agreement to August 24, 2009, drafted an arbitration claim as a contingency and suspended drilling in Libya to conserve cash.

13. COMPONENTS OF CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

	June 30, 2009	Dec 31, 2008
Monies on deposit with banks	$2,438	$67,231
Guaranteed short-term investments	-	-
Total cash and cash equivalents	$2,438	$67,231

14. CAPITAL DISCLOSURES

The Trust’s manner of managing capital has not changed from the prior year. The following table calculates the Trust’s ratio of net debt to annualized fund flows from operations (both non-GAAP measures) for the three and six month periods ended June 30, 2009:

	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
Long-term debt	$248,400	$248,400
Current liabilities	149,907	149,907
Current assets	(161,651)	(161,651)
Net debt [1]	$236,656	$236,656
Cash flows from operating activities	$3,151	$57,835
Changes in non-cash operating working capital	80,730	91,805
Asset retirement costs incurred	1,615	4,266
Fund flows from operations	$85,496	$153,906
Annualized fund flows from operations [2]	$341,984	$307,812
Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	0.7	0.8

For the three and six month periods ended June 30, 2009, the ratio of net debt to annualized fund flows from operations was 0.7 and 0.8 respectively, which is within the range targeted by the Trust.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items). During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

15. FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments

Cash, short-term investments, derivative assets and liabilities, the reclamation fund and portfolio investments included within long-term investments are recorded at fair value which is determined with reference to published price quotations in active markets or accepted pricing models which are adjusted for credit risk. The carrying value of accounts receivable, accounts payable and distributions payable approximates fair value due to the short maturities of these instruments. The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at June 30, 2009 Vermilion’s maximum exposure to receivable credit risk was $135.4 million which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate. In addition, at June 30, 2009 Vermilion had $2.4 million in cash on deposit at banks. As practical, the Trust has continued to apply excess cash against its long-term debt to reduce its risk exposure given recent economic events.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material for disclosure.

Liquidity risk:

The following table summarizes Vermilion’s financial liabilities and their contractual maturities:

Due in (from balance sheet date)	Not later than one month	Later than one month and not later than three months	Later than three months and not later than one year	Later than one year and not later than five years
Non-derivative financial liabilities	$89,042	$45,243	$7,911	$248,400

Minimal liquidity risk exists with regards to the Trust’s financial liabilities given the Trust’s financial position and committed borrowing facility.

Market risk:

The Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities. The following table summarizes what the impact on net earnings before tax would be for the three and six month periods ended June 30, 2009 given changes in the relevant risk variables that the Trust considers were reasonably possible at June 30, 2009. The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Risk	Description of change in risk variable	Effect on net earnings before tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 10% over the relevant closing rates on June 30, 2009.	$(4,659)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on June 30, 2009.	$2,330
Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the US$ by 10% over the relevant closing rates on June 30, 2009.	$(5,681)
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on June 30, 2009.	$2,840
Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 10% over the relevant closing rates on June 30, 2009.	$(931)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on June 30, 2009.	$465
Commodity price risk	Increase in relevant oil reference price at June 30, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$2,320
	Decrease in relevant oil reference price at June 30, 2009 by US$5.00/bbl within option pricing models used to determine the fair value of derivative positions.	$(2,672)

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the period ended June 30, 2009.

16. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009 the CICA amended Section 3862, “Financial Instruments – Disclosures” to require certain additional disclosures relating to the determination of fair values. The amendments require that an entity disclose a fair value hierarchy classification for each class of financial instruments and provide additional information relating to liquidity risk associated with financial instruments. The amendments are effective for annual financial statements ending on or after September 30, 2009 and Vermilion’s financial statements for the year ended December 31, 2009 will reflect these additional disclosure requirements. As the amendments related strictly to disclosures, the adoption of these amendments to Section 3862 will not have a material impact on the financial statements of the Trust.

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO
Curtis W. Hicks, C.A., Executive VP & CFO
and/or
Paul Beique, Vice President Capital Markets
TEL (403) 269-4884
TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com